SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No.2)*

                             Elizabeth Arden, Inc.
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                                (Name of Issuer)

                    Common Stock (par value $.01 per share)
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                         (Title of Class of Securities)

                                    28660G10
                  --------------------------------------------
                                 (CUSIP Number)

                                 October 22, 2003
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

-----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 28660G10
-----------------------

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 1. NAME OF REPORTING PERSONS

        Conopco, Inc.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         13-1840427
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [_]
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 3. SEC USE ONLY

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 4. CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
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                     5. SOLE VOTING POWER

     NUMBER OF                799,917

      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                                       0
     OWNED BY
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING                 799,917

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                                       0

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 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         799,917

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                           [-]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          3.0%

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12. TYPE OF REPORTING PERSON

           CO

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                                       2

Item 1(a).          Name of Issuer:
                    Elizabeth Arden, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:
                    14100 N.W. 60th Avenue
                    Miami Lakes, FL 33014

Item 2(a).          Name of Person Filing:
                    Conopco, Inc.

Item 2(b).          Address of Principal Business Office or, if none, Residence:
                    390 Park Avenue
                    New York, NY 10022

Item 2(c).          Citizenship:
                    New York

Item 2(d).          Title of Class of Securities:
                    Common Stock, par value $.01 per share

Item 2(e).          CUSIP Number:
                    28660G10

Item 3.             Not applicable.  This Schedule 13G is filed pursuant to
                    Rule 13d-1(c).

Item 4.             Ownership

                    (a)  Amount Beneficially Owned

                         See the response to Item 9 on the attached cover page.

                    (b)  Percent of Class

                         See the response to Item 11 on the attached cover page.

                    (c)  Number of shares as to which such person has:

                         (i) Sole power to vote or direct the vote: See the response to Item 5 on the attached cover page.

                         (ii)  Shared power to vote or direct the vote:
                               See the response to Item 6 on the
                               attached cover page.

                         (iii) Sole power to dispose of or direct the
                               disposition: See the response to Item 7 on the attached cover page.

                         (iv) Shared power to dispose of or direct the disposition: See the response to Item 8 on the attached cover page.

Item 5.             Ownership of Five Percent or Less of a Class

                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person

                    Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group

                    Not applicable.


Item 9.             Notice of Dissolution of Group

                    Not applicable.

Item 10.            Certification.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2003

                                                CONOPCO, INC.

                                                by /s/ Mart Laius
                                                   ---------------------
                                                   Name:  Mart Laius
                                                   Title: Vice President











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